

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2023

Indivior PLC
10710 Midlothian Turnpike, Suite 125
North Chesterfield, Virginia 23235

Re: Indivior PLC
Amendment No. 1 to Registration Statement on Form 20-F
Exhibit Nos. 4.19.1, 4.19.2, 4.22, 4.23 and 4.24
Filed June 6, 2023
File No. 001-37835

Dear Mr. Preblick:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance